

June 23, 2011

<u>Via Facsimile (212) 878-8375 and U.S. Mail</u>
Mr. Robert W. Roche
Bireme Limited
c/o Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111

> **Re:** **Acorn International, Inc.**
> **Schedule TO-T/A filed by Bireme Limited, Robert Roche, Don Dongjie Yang and Ritsuko Hattori-Roche**
> **Filed June 21, 2011**
> **File No. 05-83555**
>
> **Schedule 13D filed by Don Dongjie Yang and D.Y. Capital, Inc.**
> **Filed June 3, 2011**
> **File No. 05-83555**
>
> **Amendment No. 3 to Schedule 13D filed by Robert W. Roche, et al.**
> **Filed June 3, 2011**
> **File No. 05-83555**

Dear Mr. Roche:

We have reviewed the above referenced filings and have the following comments.

<u>Schedule TO-T/A</u>

<u>General</u>

1.	We note your response to prior comment 1 and disagree. You have not provided sufficient analysis of the factors cross-referenced in our prior comment. For example, absent the financing provided by the trust, it is not apparent that the offer could have proceeded. Further, the security interest in 88% of the shares of Bireme, as noted in the Pledge Agreement, gives the trust control over shares of Bireme in the event of a default on the loan. Revise to add the trust as a co-bidder, provide the requisite disclosures and please ensure the trust signs the Schedule TO.

Mr. Robert Roche
Bireme Limited
June 23, 2011
Page 2

2.   We note your response to prior comment 2.   Your response makes a number of assumptions regarding the overall participation rate in the offer. The basis for these assumptions is unclear. Moreover, the assumptions do not remove the possibility that there is a reasonable likelihood the ADSs could be subject to delisting. Further, given that the parties do not intend to produce a going private effect, it is not apparent why the parties have not included as a condition to the offer, a condition that a delisting not result or be reasonably likely to result.   We reissue prior comment 2.

3.   Absent revisions to the offer conditions, we reissue prior comment 3.

4.   We reissue prior comment 4. The absence of a financing condition is not dispositive of the issue of whether financial statements are required. In this regard, it would appear that information regarding all named bidders, including bidders added in response to comment 1, is material information to shareholders who are deciding on whether to tender.

5.   As done in your response letter, revise to disclose that the bidders and purchaser have no plans for Acorn to implement any new transactions after the offer with Acorn Information, Acorn Trade or any other entity controlled by the Roches or Messrs. Yang and He.

Schedule 13D and Schedule 13D/A

6.   We note your response to our prior comment. Refer to the recitals in the Agreement Regarding Sources and Uses of Funds dated May 24, 2011. Reconcile your response regarding the time of the filing of the amendment to Schedule 13D with what appears to have been a specific plan to initiate a tender offer at least as of May 24, 2011. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each bidder acknowledging that:

    ·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions


Cc (via facsimile):   John A. Healy, Esq.
                                    Clifford Chance US LLP